Exhibit 10.5

Reinsurance Agreement

(hereinafter referred to as the “Agreement”)

dated as of December 31, 1997

by and between

The Mutual Life Insurance Company of New York

of New York, New York

(hereinafter referred to as the “Company”)

And

Centre Life Reinsurance Limited

of Hamilton, Bermuda

(hereinafter referred to as the “Reinsurer”)

SCHEDULES

ARTICLE I
REINSURED POLICIES

This Agreement shall cover all Policies written by the Company that meet the following conditions (collectively, hereinafter referred to as “Reinsured Policies”):

A)	were in force on January 1, 1997 (the “In Force Date”) or in force before the In Force Date and reinstated thereafter, or issued after the In Force Date and prior to December 31, 1998, and

B)
are classified by the Company as U.S. Individual Disability Income business, such business being defined in New York Insurance Law Section 1113(a)(3)(ii) and which are included among the policy forms listed in the attached Schedule A.

“Policies” or “Policy” shall include any insurance policy, reinstatement or renewal thereof, supplementary benefit and rider. All reinsurance for which the Reinsurer will be obligated by virtue of this Agreement shall be subject to the same terms, conditions, waivers, modifications, alterations, and cancellations as contained in the Reinsured Policies. No voluntary material changes, if made on or after the In Force Date, in the terms and conditions in the Reinsured Policies shall be covered hereunder without the prior written approval of such changes by the Reinsurer. This Agreement will cover Ultimate Net Loss arising from such Reinsured Policies as if the non-approved changes were not made.

If the Company’s liability under any of the Reinsured Policies is increased or decreased because of a misstatement of age or sex or any other material fact, the Reinsurer’s liability will accordingly be increased or decreased. If a Reinsured Policy that was reduced, terminated, or lapsed subsequent to the Inception Date is reinstated while this Agreement is in force, the reinsurance for such Reinsured Policy shall be reinstated automatically to the reinstated amount. The Company will pay to the Reinsurer all amounts received or charged by the Company in connection with such reinstatement or change.

ARTICLE II
TERRITORY

The territorial limits of this Agreement shall be identical to those of the Reinsured Policies.

ARTICLE III
COVERAGE

Subject to the terms, conditions and limits of this Agreement, the Reinsurer shall indemnify the Company for all Ultimate Net Loss incurred by the Company under the Reinsured Policies and paid on or after 11:59 p.m. Eastern Standard Time on December 31, 1997 (the “Inception Date”).

ARTICLE IV
ULTIMATE NET LOSS

“Ultimate Net Loss” shall mean the sum of

(i)
the actual benefit payments or claim settlements paid by the Company on its net retained liability (net after deduction of reinsurance other than the reinsurance ceded under this Agreement, whether collectible or not) after making deductions for all recoveries, subrogations and inuring reinsurance, whether or not collectible (excluding, in all events, attorneys’ fees and all other expenses incurred in conjunction with the payment of benefits or losses), plus

(ii)	waived premiums, plus

(iii)	policyholder dividends paid or payable by the Company in accordance with Article IX, Dividends, of this Agreement.

Ultimate Net Loss shall not include any amount paid by the Company for any extra-contractual obligations (including but not limited to punitive damages, bad faith damages or compensatory damages) which may arise from the acts or omissions of the Company in its conduct with its own insured or policyholder, the beneficiary or assignee of any policy or any other person. Notwithstanding the foregoing, Ultimate Net Loss will include an equitable proportion of extra-contractual obligations where, and only where, the Reinsurer, Disability Management Services, Inc., or a Third Party Administrator acting upon the direction of the Reinsurer, is an active party and directs, consents to, or ratifies the act, omission, or course of conduct that ultimately results in assessment of such extra-contractual obligations. Payment of Ultimate Net Loss by the Reinsurer shall not, in and of itself, mean that the Reinsurer has been an active party or directed, consented to, or ratified the act, omission, or course of conduct that ultimately resulted in assessment of such extra-contractual obligations.

All recoveries or payments received by the Company subsequent to a benefit payment or claim settlement under this Agreement shall be applied as if recovered or received prior to the aforesaid settlement and all necessary adjustments shall be made by the parties hereto, provided that nothing in this Article shall be construed to mean that losses under this Agreement are not recoverable until the Company’s loss has been ascertained.

ARTICLE V
TERMINATION

The Reinsurer’s liability with respect to the Reinsured Policies will terminate on the earlier of:

1)	the date the Reinsured Policies are recaptured in accordance with Article XII, Commutation (Recapture), and

2)	the date the Company’s liability with respect to the Reinsured Policies is extinguished.

ARTICLE VI
REINSURANCE PREMIUM

The Company shall pay to the Reinsurer premiums (the “Reinsurance Premiums”) equal to the following:

1)	the Initial Premium (due and payable on the Inception Date), plus

2)
all Net Premiums received (or deemed received in the case of waived premiums) by the Company on or after the Inception Date in connection with the Reinsured Policies (payable to the Reinsurer in accordance with Article XVIII, Reports and Remittances).

“Initial Premium” shall mean an amount equal to the sum of the following:

a)	the Company’s statutory reserves as of December 31, 1996 (equal to $343,054,000), less

b)	$38.5 million as of December 31, 1996 (the “Initial Expense Allowance”), plus

c)	the Market Value Adjustment (as defined below) as of December 31, 1996, plus

d)	100% of the Net Subject Premiums (as defined below) received by the Company on or after the In Force Date and prior to the Inception Date, less

e)	100% of the Ultimate Net Loss paid by the Company on or after the In Force Date and prior to the Inception Date, plus

f)	an investment credit, which shall be equal to {[a) less b) plus c)] multiplied by the Market Value Rate (as defined below)} plus {[d) less e)] multiplied by (the Market Value Rate divided by two)}.

“Market Value Adjustment” shall mean an amount equal to the Market Value Factor multiplied by $304,554,000 (being a) less b) above).

“Market Value Factor” shall mean an amount equal to {[1.065/(1+ the Market Value Rate)]12 - 1}

“Market Value Rate” shall mean an amount equal to the yield on the United States Government Strip, cusip number 912833GD6 maturing on November 15, 2008 as quoted by the Bloomberg Financial Markets Information Service at the close of the day that the Initial Premium is paid by the Company to the Reinsurer.

“Discount Rate” shall mean an amount equal to the Market Value Rate less fifty (50) basis points. “Net Subject Premiums” shall mean, for the Reinsured Policies, Net Premiums less the Renewal Expense Allowances (as defined in Article VII, Expense Allowances).

“Net Premiums” shall mean, for the Reinsured Policies, direct and assumed premiums (including waived premiums on all claims regardless of when they were incurred) less return premiums (not including any payments to policyholders under a premium refund rider), less premiums for reinsurance which would inure to the benefit of the Reinsurer under this Agreement, plus any expense allowances received by the Company under such other reinsurance.

ARTICLE VII
EXPENSE ALLOWANCES

The Reinsurer shall pay to the Company or on behalf of the Company additional expense allowances (the “Renewal Expense Allowances”) equal to:

i)	P(t) of direct renewal premiums and first-year commissions due to the Reinsurer according to the calculation in Schedule B attached hereto (the “Premium Related Expense Allowance”), plus

ii)
such other amounts to reimburse the Company for the expenses it incurs in connection with the administration of the Reinsured Policies (including the administration of policyholder dividends paid, if any, by the Company on Reinsured Policies) and the administration of Ultimate Net Loss arising under the Reinsured Policies (the “Administration Expense Allowance”). It is further agreed that the Administration Expense Allowance may, by joint agreement of the Company and the Reinsurer, be paid directly to a Third Party Administrator appointed by the Company in accordance with Article XIV, Policy and Claims Administration. For the purpose of calculating Net Subject Premiums only, these amounts shall be included in the calculation of the Administration Expense Allowance whether they are paid to the Company or directly to the Third Party Administrator on behalf of the Company.

P(t) shall mean the Premium Expense Ratio for calendar year “t” as shown in Schedule B attached hereto. It is expressly agreed that the Premium Related Expense Allowances are deemed to reimburse the Company for any and all premium taxes, licenses, fees, commissions, and other comparable expenses incurred by the Company on the Reinsured Policies. Except as included therein, the Reinsurer will not reimburse the Company for any other such expenses.

ARTICLE VIII
REINSURER’S EXPENSES

The “Reinsurer’s Expenses” shall mean an amount equal to the sum of:

1)	$7.5 million (the “Reinsurer’s Initial Margin”), plus

2)	an amount (the “1997 Reinsurer’s Margin”) equal to the product of

a)	60 basis points, multiplied by

b)	the sum of (i) the Average Agreement Loss Reserves in calendar year 1997 plus (ii) the Average Agreement Expense Reserves in calendar year 1997.

3)	a quarterly amount (the “Reinsurer’s Renewal Margin”) equal to the product of

a)	15 basis points, multiplied by

b)	the sum of (i) the Average Agreement Loss Reserves in that calendar quarter, plus (ii) the Average Agreement Expense Reserves in that calendar quarter.

It is expressly agreed that the Reinsurer’s Expenses are deemed to cover, inter alia, the actual expenses incurred by the Reinsurer (excluding those included in the Expense Allowances) in policy administration, payment or settlement of benefits paid on the Reinsured Policies, or any other expenses incurred by the Reinsurer to appropriately fulfill the Company’s obligations under the Reinsured Policies assumed by the Reinsurer under this Agreement; provided, however, that the Company shall be responsible to pay for the costs of Security in accordance with Article XIII, Security/Reserves.

The “Agreement Loss Reserves,” as of any date, shall mean an amount computed in a manner similar to that which would be used to calculate statutory reserves for the Reinsured Policies in the Company’s Statutory Annual Statement had this Agreement not been in force.

The “Agreement Expense Reserves,” as of any date, shall be equal to X% of the Agreement Loss Reserves at that point in time, where X% shall be equal to:

•	4% if the Profit Share Date (as defined in Article X, Profit Share, of this Agreement) is prior to or including December 31, 2005;

•	3% if the Profit Share Date is after December 31, 2005 and prior to or including December 31, 2015; and

•	2% if the Profit Share Date is after December 31, 2015.

The “Average Agreement Loss Reserves,” for any period, shall mean an amount equal to (the sum of the Agreement Loss Reserves at the beginning of the period plus the Agreement Loss Reserves at the end of the period) divided by two (2).

The “Average Agreement Expense Reserves,” for any period, shall mean an amount equal to (the sum of the Agreement Expense Reserves at the beginning of the period plus the Agreement Expense Reserves at the end of the period) divided by two (2).

ARTICLE IX
DIVIDENDS

Pursuant to the terms and conditions of this Agreement, the Reinsurer shall reimburse the Company for dividends declared in the normal course of business on the Reinsured Policies; provided, however, that the Reinsurer shall not be required to reimburse the Company for any dividend payments, credits granted, or any other amount or portion thereof paid or distributed solely in connection with any demutualization of the Company.

ARTICLE X
PROFIT SHARE

A notional profit account (the “Profit Account”) shall be calculated by the Reinsurer at the Inception Date of this Agreement and maintained until all obligations of the Reinsurer hereunder have been satisfied or discharged in full.

The Profit Account balance as of any date shall be defined as:

1)	the Initial Premium, plus

2)	100% of the Net Subject Premiums received by the Reinsurer on or after the Inception Date, less

3)	100% of cumulative Ultimate Net Loss paid by the Reinsurer on or after the Inception Date, plus

4)
(a) dividends in excess of an aggregate amount (since the Inception Date) of $4 million paid by the Reinsurer included in item 3 above, plus (b) 50% of the first $4 million of dividends (since the Inception Date) paid by the Reinsurer included in item 3 above, less

5)	the Reinsurer’s Expenses, less

6)	the Agreement Loss Reserves as of that date, less

7)	the Agreement Expense Reserves as of that date.

All actual cash payments in items 1) through 4) are credited to or debited from the Profit Account at the exact time when such amounts are received or paid by the Reinsurer, as the case may be. With respect to item 5), the Reinsurer’s Initial Margin is deemed to be paid on the In Force Date, the 1997 Reinsurer’s Margin is deemed to be paid on July 1, 1997, and the Reinsurer’s Renewal Margins are deemed to be paid on the 15th day of the middle month of each calendar quarter. Items 6) and 7) are deemed to be “paid” on the date in question.

Each payment or deemed payment of items 1) through 7) above shall be discounted to the In Force Date at the Discount Rate. The total of such discounted amounts shall be defined as the “Profit Amount.”

The Company’s share of the Profit Amount (the “Company’s Share of the Profit Amount”) shall be:

First	$45 million:	0%
Next	$32 million:	25%
Excess of	$77.0 million:	50%

As of any Profit Share Date, the “Eligible Profit Amount” shall mean an amount equal to the Company’s Share of the Profit Amount times the following percentages:

First Profit Share Date:	25%
Next Profit Share Date:	35%
Next Profit Share Date:	45%
Next Profit Share Date:	55%
Next Profit Share Date:	65%
Next Profit Share Date:	75%
Next Profit Share Date:	85%
Next Profit Share Date
And thereafter:	100%

The first Profit Share Date shall be December 31, 2003. The subsequent Profit Share Dates shall be each December 31 thereafter.

The “Profit Share Amount” shall mean an amount equal to:

A)	the Eligible Profit Amount plus interest at the Discount Rate accrued from the In Force Date to the Profit Share Date, less

B)
any policyholder dividends paid or payable by the Company in excess of an aggregate amount (since the Inception Date) of $4 million plus interest at the Discount Rate accrued from the date when such amounts are paid by the Reinsurer to the Profit Share Date, less

C)
50% of the first $4 million of any policyholder dividends paid or payable by the Company (since the Inception Date) plus interest at the Discount Rate accrued from the date when such amounts are paid by the Reinsurer to the Profit Share Date, less

D)	any Profit Share Amount(s) previously paid by the Reinsurer to the Company plus interest at the Discount Rate accrued from the date(s) of such payment(s) to the Profit Share Date in question.

The Profit Share Amount shall be paid by the Reinsurer to the Company in accordance with Article XVIII, Reports and Remittances.

ARTICLE XI
NON-PAYMENT OF PREMIUMS

In the event that the Company fails to pay a Reinsurance Premium within fifteen (15) days of the date such premium is due, the Reinsurer shall notify the Company in writing via registered or certified mail of the overdue premium. In the event that the Company does not remit the overdue premium to the Reinsurer within thirty (30) days of receiving such notification from the Reinsurer, the Reinsurer shall have the right to immediately cancel this Agreement by mailing the Company a written notice of cancellation, and the Reinsurer’s remaining liability, notwithstanding any provision to the contrary contained herein, shall be immediately reduced to an amount equal to the greater of zero ($0) and the Profit Share Amount. The mailing of the Reinsurer’s cancellation notice shall be sufficient notice and the effective date of cancellation shall be the date the notice of cancellation was posted (the “Cancellation Date”).

ARTICLE XII
COMMUTATION (RECAPTURE)

By mutual agreement, the Company and the Reinsurer may commute this Agreement at any December 31, beginning December 31, 2007. In the event of such commutation, the Reinsurer’s sole liability shall be to pay to the Company an amount to be mutually agreed by the Company and the Reinsurer. If the Company and the Reinsurer cannot mutually agree on such amount, this Agreement will not be commuted. Commutation by the Company and the payment of the agreed amount by the Reinsurer shall constitute a complete and final release of the Reinsurer in respect of any and all known and unknown obligations or liability of any nature to the Company under or related to this Agreement. Upon commutation, any amounts due shall be payable by the Reinsurer to the Company within 30 days following the effective date of commutation.

ARTICLE XIII
SECURITY/RESERVES

The Reinsurer shall establish and maintain adequate reserves with respect to the Reinsured Policies as are necessary to enable the Company to take full credit for the reinsurance provided by this Agreement on its statutory balance sheet filed with the insurance departments of all states in which the Company files its annual statement, including, but not limited to, establishing and maintaining reserves to enable the Company to comply with § 125.5(b) of the New York Insurance Regulations.

The Reinsurer agrees to provide the Company with either an irrevocable letter of credit and/or trust fund issued by a mutually agreed bank, of which the Company shall be the beneficiary which shall secure in full all liabilities of the Reinsurer to the Company with respect to this Agreement as shown on the reports required under Article XVIII, Reports and Remittances. The Reinsurer shall have the choice, at its sole discretion, of the type of security so provided. The specific requirements of any letter of credit or trust fund are set forth in Schedule C and D, respectively attached hereto.

Any such letter of credit or trust fund shall be established under the laws of the state of New York, as appropriate, and shall meet all requirements of the state regulatory authorities responsible for the Company so as to allow the Company to take full statutory credit for the reinsurance herein.

The Company shall be responsible for all reasonable and customary bank charges associated with issuing and providing the letter of credit or administering and acting as trustee for a trust fund.

ARTICLE XIV
POLICY AND CLAIMS ADMINISTRATION

The Company shall administer the Reinsured Policies, perform all accounting procedures and settle all claims arising under the Reinsured Policies. The Reinsurer agrees, the foregoing notwithstanding, that the Company may hire, appoint or otherwise delegate such duties to a third party administrator (the “Third Party Administrator”) acceptable to the Reinsurer, such acceptance shall not be unreasonably withheld. In the event that a replacement Third Party Administrator needs to be appointed, the Reinsurer shall take all reasonable steps to assist the Company in identifying and appointing such replacement.

The Company, directly or through the Third Party Administrator, shall maintain its underwriting and accounting (including the determination of dividends payable under the Reinsured Policies) procedures in accordance with the Company’s practices in place on the Inception Date and its claims handling procedures and practices in accordance with the customary and prevailing standards accepted by professional claims management administrators and personnel with respect to all claims by claimants. Except as required by changes in applicable laws and regulations, the Company agrees, directly or through the Third Party Administrator, not to change its underwriting, accounting or claims handling procedures and practices in any manner from those in effect at the inception of this Agreement that would materially adversely affect this Agreement or the obligations of the Reinsurer hereunder unless the Company has received the prior written approval of the Reinsurer to such changes; provided, however, that in no event shall a breach of this covenant by the Company or the Third Party Administrator give the Reinsurer the right to terminate this Agreement.

ARTICLE XV
APPOINTMENT OF THIRD PARTY ADMINISTRATOR

As of the inception of this Agreement, the Company has appointed Disability Management Services, Inc. (“DMS”) with its principal business address at 1391 Main Street, Springfield, Massachusetts as the Third Party Administrator and the Reinsurer has consented to such appointment.

So long as DMS is the Third Party Administrator, the Company shall not be responsible for the following duties or the consequences of the actions described herein:

1)	late payment charges or submission of reports in accordance with the provisions of Article XVIII, Reports and Remittances, of this Agreement; and

2)
non-payment of premiums in accordance with the provisions of Article XI, Non-Payment of Premiums, of this Agreement, so long as the Company agrees that DMS shall remit premiums directly to the Reinsurer.

The Company expressly agrees that the Reinsurer may pay DMS its fees directly.

If the Company is unsatisfied with the performance of DMS, the Company will notify the Reinsurer in writing as soon as possible. The Reinsurer will use its reasonable best efforts to remedy the situation. If, however, the Company in its reasonable determination concludes that DMS should be removed, it will be free to remove DMS, and the Reinsurer shall reimburse the Company for damages caused by such removal in an amount to be mutually agreed upon by the Reinsurer and the Company. In addition, the Reinsurer agrees that the Company shall not be responsible for the duties set forth in item 1) above until such time as an acceptable replacement for DMS is appointed or the Company reassumes such duties. The Company shall undertake all reasonable steps to find an acceptable replacement as soon as possible.

ARTICLE XVI
OFFSET

Any debts or credits, matured or unmatured, liquidated or unliquidated, regardless of when they arose or were incurred, in favor of or against either the Company or the Reinsurer with respect to this Agreement are deemed mutual debts or credits, as the case may be, and shall be set off, and only the net balance shall be allowed or paid.

This provision shall not be affected by the insolvency of either party to this Agreement.

ARTICLE XVII
NO ASSIGNMENT

This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, assigns and legal representatives. Neither this Agreement, nor any right hereunder, may be assigned by any party (except by the Reinsurer to a member of the Zurich Group with equal or higher claims paying ratings as that of the Reinsurer provided that, the guarantee of Centre Reinsurance Holdings Limited remains in effect) without the written consent of the other party hereto.

ARTICLE XVIII
REPORTS AND REMITTANCES

1.	Net Premiums to be paid by the Company to the Reinsurer shall be due and payable no later than thirty (30) days after the end of each calendar month.

2.
All Ultimate Net Loss Payments under this Agreement shall be settled by the Company through a revolving fund (the “Claims Revolving Fund”) provided by the Reinsurer, which on the Inception Date of this Agreement shall be an amount to be mutually agreed and from which all Ultimate Net Loss Payments shall be paid on a quarterly basis. The amount of the Claims Revolving Fund shall be determined from time to time by the parties and shall be adjusted based on the average Ultimate Net Loss Payments paid through the Claims Revolving Fund during the preceding two quarters. The amount in the Claims Revolving Fund shall be maintained at the agreed level and any payments made shall be restored to the Claims Revolving Fund by the Company withholding from the quarterly remittance of Net Premiums to the Reinsured at the end of each quarter, the amount by which the agreed amount exceeds the actual amount in the Claims Revolving Fund at the end of each quarter. In the event that the premiums due the Reinsurer are insufficient to restore the Claims Revolving Fund, the Reinsurer shall remit by wire transfer to the Claims Revolving Fund the amount of any deficiency.

In the event of a large loss or series of losses, due to be paid by the Company, and due to be paid by the Reinsurer during the following quarter(s) and the amount in the Claims Revolving Fund is insufficient, the Company may request and the Reinsurer shall provide payment by an agreed settlement separate from the quarterly account.

The Company shall credit the Reinsurer quarterly with the interest earned on the Claims Revolving Fund which shall be invested in short term instruments and such interest shall be included in the account.

3.	The Renewal Expense Allowance to be paid by the Reinsurer to the Company shall be due and payable forty-five (45) days after the end of each calendar month.

4.
The Profit Share Amount to be paid by the Reinsurer to the Company shall be due and payable thirty (30) days after the later of (i) each Profit Share Date or (ii) the date that the Profit Share Amount can be calculated.

5.
Any payments to either party received more than fifteen (15) days after the date due shall be deemed late payments. Any late payments by either party shall accrue interest at a rate equal to the greater of 1% per month, compounded semi-annually or the Yield on the one year United States Treasury Bill existent on each January 1 plus 250 basis points (such interest being a “Late Fee”).

6.
A report shall be provided by the Company to the Reinsurer on the Inception Date providing the information necessary to calculate the Initial Premium, as determined in accordance with Article VI, Reinsurance Premium (the “Initial Report”).

If a Third Party Administrator has been appointed by the Company, the obligation to provide the reports in paragraphs 7,8,9 and 12 shall be the obligation of such Third Party Administrator and not the Company.

7.
Within thirty (30) days of the end of each calendar month the Company shall supply the Reinsurer with a report (the “Monthly Report”) that shall provide the following data for the monthly period and cumulatively from the In Force Date to the end of the calendar month for such Monthly Report:

a)	Net Premiums received by the Company;

b)	the Company’s share of the Administrative Expense Allowance;

c)	Ultimate Net Loss paid by the Company; and

d)	the Agreement Loss Reserves.

8.
Within forty-five (45) days after the end of each calendar year, the Company shall supply the Reinsurer with a report (the “Annual Report”) that shall provide data, as respects the Reinsured Policies, in detail sufficient for the Reinsurer to prepare its annual financial statements and for the Reinsurer’s actuary to sign an statement of actuarial opinion with respect to the reserves carried in such financial statements.

9.
The Company shall furnish to the Reinsurer within fifteen (15) days prior to the close of the calendar quarter a reasonable estimate of the Reinsurer’s obligations under this Agreement as of such date in order for the Reinsurer to determine the amount of security to be provided in accordance with Article XIII, Security/Reserves.

10.	The Reinsurer shall furnish to the Company within thirty (30) days after the end of each calendar year a report indicating the calculation of the Profit Share Amount.

11.
In preparing all reports required in this Agreement, including, without limitation, the Initial Report, the Company or the Reinsurer, as applicable, shall use its best efforts to supply the actual data. If the actual data cannot be supplied with the appropriate report, the Company or the Reinsurer, as applicable, shall produce best estimates and make any required payments based on such estimates Amended reports based on actual data shall be provided by the Company or the Reinsurer, as applicable, no more than ten (10) business days after the actual data becomes available, and any required payments based on such actual data shall be made by the appropriate part so that the parties are placed in the same economic position they would have been if the payments had been based on the actual data in the first instance.

12.	The Company shall also periodically update and furnish to the Reinsurer such other reports or information as may reasonably be required by the Reinsurer and reasonably available to the Company.

ARTICLE XIX
GOVERNING LAW

This Agreement shall be interpreted and governed by the laws of the State of New York without regard to its rules with respect to conflicts of law.

ARTICLE XX
ACCESS TO RECORDS

The Reinsurer or its duly appointed representatives shall have free access to the books, records and papers of the Company, the Third Party Administrator, if any, or its agents at all reasonable times during the continuance of this Agreement or any liability hereunder, for the purpose of obtaining information concerning this Agreement or the subject matter thereof.

The Reinsurer shall use its reasonable best efforts to cause the Third Party Administrator to provide to the Company or its duly appointed representatives free access to the books, records and papers of any Third Party Administrator at all reasonable times during the continuance of this Agreement or any liability hereunder, for the purpose of obtaining information concerning this Agreement or the subject matter thereof.

ARTICLE XXI
NO THIRD PARTY RIGHTS

This Agreement is solely between the Company and the Reinsurer, and in no instance shall any other party have any rights under this Agreement except as expressly provided otherwise in Article XXIV, Insolvency.

ARTICLE XXII
AMENDMENTS AND ALTERATIONS

This Agreement may be changed, altered or amended as the parties may agree, provided such change, alteration or amendment is evidenced in writing executed by the Company and the Reinsurer. If the New York State Insurance Department (the “Department”) raises an objection to any provision of this Agreement, which will lead it to refuse to approve the Agreement, the parties shall use their best efforts to agree upon an alternative provision acceptable to the Department, with the intent to maintain the relevant economics of the parties hereto.

ARTICLE XXIII
CURRENCY

Whenever the word “Dollars” or the “$” sign appear in this Agreement, they shall be construed to mean United States Dollars, and all transactions under this Agreement shall be in United States Dollars.

ARTICLE XXIV
INSOLVENCY

In the event of the insolvency of the Company all reinsurance made, ceded, renewed or otherwise becoming effective under this Agreement shall be payable by the Reinsurer directly to the Company or to its liquidator, receiver, or statutory successor on the basis of the liability of the Company under the contract or contracts reinsured without diminution because of the insolvency of the Company. It is understood, however, that in the event of the insolvency of the Company, the liquidator or receiver or statutory successor of the insolvent Company shall give written notice of the pendency of a claim against the insolvent Company on the policy reinsured within a reasonable time after such claim is filed in the insolvency proceeding, and that during the pendency of such claim the Reinsurer may investigate such claim and interpose, at its own expense, in the proceeding where such claim is to be adjudicated any defense or defenses which it may deem available to the Company or its liquidator or receiver or statutory successor.

It is agreed, however, that the liquidator or receiver or statutory successor of the insolvent Company shall give written notice to the Reinsurer of the pendency of a claim against the insolvent Company on the Reinsured Policies within a reasonable time after such claim is filed in the insolvency proceeding and that during the pendency of such claim, the Reinsurer may investigate such claim and interpose, at its own expense, in the proceeding when such claim is to be adjudicated, any defense or defenses which it may deem available to the Company or its liquidator or receiver or statutory successor. The expense thus incurred by the Reinsurer shall be chargeable, subject to court approval, against the insolvent Company as part of the expense of liquidation to the extent of a proportionate share of the benefit which may accrue to the Company solely as a result of the defense undertaken by the Reinsurer.

When two or more reinsurers are involved in the same claim and a majority in interest elect to interpose defense to such claim, the expense shall be apportioned in accordance with the terms of this Agreement as though such expense had been incurred by the insolvent Company. Should any party hereto be placed in rehabilitation or liquidation or should a rehabilitator, liquidator, receiver, conservator or other person or entity of similar capacity be appointed as respects such party, all amounts due any of the parties hereto whether by reason of premiums, losses or otherwise under this Agreement shall at all times be subject to the right of offset at any time and from time to time, and upon the exercise of same, only the net balance shall be due and payable in accordance with Section 7427 of the Insurance Law of the State of New York.

ARTICLE XXV
CLAIM SETTLEMENTS

All benefit payments or claim settlements made by the Company, directly or through the Third Party Administrator, if any, shall be binding upon the Reinsurer, provided, however, that such benefit payments or claim settlements are within the terms, conditions and limitations of the Reinsured Policies and within the terms, conditions and limitations of this Agreement.

ARTICLE XXVI
ARBITRATION

It is the intention of the parties that disputes arising out of the provisions of this Agreement or concerning its interpretation or validity, and whether arising before or after termination of this Agreement, be settled by negotiation between the parties. If a dispute has not been settled through negotiation, both parties agree to try in good faith to settle such dispute by non-binding mediation before resorting to arbitration.

Any dispute not resolved under the above paragraph shall be submitted for decision to a panel of three arbitrators. Notice requesting arbitration must be in writing and sent certified or registered mail, return receipt requested. One arbitrator shall be chosen by each party and the two arbitrators shall, before instituting the hearing, choose an impartial third arbitrator (the “Umpire”) who shall preside at the hearing. If either party fails to appoint its arbitrator within thirty (30) days after being requested to do so by the other party, the latter, after ten (10) days notice by certified or registered mail of its intention to do so, may appoint the second arbitrator. If the two arbitrators are unable to agree upon the Umpire within thirty (30) days of their appointment, the two arbitrators shall request the United States Federal Court for the Southern District of New York to appoint an Umpire with those qualifications, or if the Federal Court declines to act, the State Court having general jurisdiction in such area. The Umpire shall promptly notify in writing all parties to the arbitration of his selection. Unless the parties otherwise agree all arbitrators shall be disinterested active or former executive officers of insurance or reinsurance companies or Underwriters at Lloyd’s, London.

Within thirty (30) days after notice of appointment of all arbitrators, the panel shall meet and determine timely periods for briefs, discovery procedures and schedules for hearings. The panel shall be relieved of all judicial formality and shall not be bound by the strict rules of procedure and evidence. Unless the panel agrees otherwise, arbitration shall take place in New York, New York, but the venue may be changed when deemed by the panel to be in the best interest of the arbitration proceeding. Insofar as the arbitration panel looks to substantive law, it shall consider the law of the State of New York. The decision of any two arbitrators when rendered in writing shall be final and binding. The panel is empowered to grant interim relief as it may deem appropriate but shall not be empowered to award any punitive or exemplary damages. To the extent, and only to the extent, that the provisions of this Agreement are ambiguous or unclear, the panel shall make its decision considering the custom and practice of the applicable insurance and reinsurance business. The panel shall render its decision within sixty (60) days following the termination of hearings, which decision shall be in writing, stating the reasons thereof.

Judgement upon the award may be entered in any court having jurisdiction thereof. Each party shall bear the expense of its own arbitrator and shall jointly and equally bear with other party the cost of the third arbitrator. The remaining costs of the arbitration shall be allocated by the panel. The panel may, at its discretion, award such further costs and expenses as it considers appropriate, including but not limited to attorneys fees, to the extent permitted by law.

ARTICLE XXVII
SERVICE OF SUIT

It is agreed that in the event of the failure of the Reinsurer to pay any amount claimed to be due hereunder or to perform any other obligation under the Agreement, the Reinsurer, at the request of the Company, will submit to the jurisdiction of a court of competent jurisdiction within the United States. Nothing in this Article constitutes or should be understood to constitute a waiver of the Reinsurer’s rights to commence an action in any court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another court as permitted by the laws of the United States or of any state in the United States. It is further agreed that service of process in such suit may be made upon Willkie Farr and Gallagher, One Citicorp Center, 153 East 53rd Street, 46th Floor, New York, New York, 10022, and that in any suit instituted, the Reinsurer will abide by the final decision of such court or of any appellate court in the event of an appeal. The above-named are authorized and directed to accept service of process on behalf of the Reinsurer in any such suit and/or upon the request of the Company to give a written undertaking to the Company that they will enter a general appearance upon the Reinsurer’s behalf in the event such a suit shall be instituted. Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, the Reinsurer hereby designates the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as its true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Company or any beneficiary hereunder arising out of this Agreement of reinsurance, and hereby designates the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

ARTICLE XXVIII
TAXES

Other than as specified herein, the Company shall pay all taxes of any nature associated with this Agreement and undertakes not to claim any deduction of the premium hereon when making tax returns, other than Income or Profits Tax returns, to any State or Territory of the United States of America or the District of Columbia. Provided, however, that this Article shall not impose any liability on the Company for any income, capital gains, profits or other similar taxes payable by the Reinsurer in respect of its operations or this Agreement.

ARTICLE XXIX
ERRORS AND OMISSIONS

If any delay, omission, error or failure to pay amounts due or to perform any other act required by this Agreement is unintentional and caused by misunderstanding or oversight, the Company and the Reinsurer will adjust the situation to what it would have been had the misunderstanding or oversight not occurred. The party first discovering such misunderstanding or oversight, or an act resulting from such misunderstanding or oversight, will notify the other party in writing promptly upon discovery thereof, and the parties shall act to correct such misunderstanding or oversight within twenty (20) business days of such other party’s receipt of such notice. However, this Article shall not be construed as a waiver by either party of its right to enforce strictly the terms of this Agreement.

ARTICLE XXX
INTEGRATION

This Agreement and attached schedules constitute the entire agreement between the parties hereto relating to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no general or specific warranties, representations or other agreements by or among the parties in connection with the entering into of this Agreement or the subject matter hereof except as specifically set forth herein.

ARTICLE XXXI
NO WAIVER

No consent or waiver, express or implied, by any party to or of any breach or default by any other party in the performance by such other party of its obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such other party hereunder. Failure on the part of any party to complain of any act or failure to act of any other party or to declare any other party in default, irrespective of how long such failure continues, shall not constitute a waiver by such first party of its rights hereunder.

ARTICLE XXXII
INSOLVENCY FUNDS EXCLUSION

This Agreement excludes all liability arising by contract, operation of law, or otherwise from the Company’s participation or membership, whether voluntary or involuntary in any Insolvency Fund. For the purpose of this Agreement “Insolvency Fund” includes any guarantee fund, insolvency fund, plan, pool, association, fund or other arrangement, howsoever denominated, established or governed, which provides for any assessment of or payment or assumption by the Company of part or all of any claim, debt, charge, fee or other obligation of an insurer or reinsurer, or its successors or assigns, which has been declared by any competent authority to be insolvent, or which is otherwise deemed unable to meet any claim, debt, charge, fee or other obligation in whole or in part.

ARTICLE XXXIII
MISCELLANEOUS PROVISIONS

Headings used herein are not a part of this Agreement and shall not affect the terms hereof. The attached Schedules A, B, C, D and E are a part of this Agreement.

This Agreement may be executed by the parties hereto in any number of counterparts, and by each of the parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.

All notices and communications hereunder shall be in writing and shall become effective when received. Any written notice shall be by either certified or registered mail, return receipt requested, or overnight delivery service (providing for delivery receipt) or delivered by hand. All notices or communications under this Agreement shall be addressed as follows:

If to the Company:

The Mutual Life Insurance Company of New York
1740 Broadway
New York, NY 10019
Attention: Chief Actuary

with a copy to:

The Mutual Life Insurance Company of New York
1740 Broadway
New York, NY 10019
Attention: General Counsel

If to the Reinsurer:

Centre Life Reinsurance Limited
Cumberland House
One Victoria Street
Hamilton, HM 11
Bermuda
Attention: President

ARTICLE XXXIV
DAC TAX

The Company and the Reinsurer hereby agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulation issued December 1992, under Section 848 of the Internal Revenue Code of 1986, as amended (the “Code”). This election shall be effective for 1997 and for all subsequent taxable years for which this Agreement remains in effect:

1.	The term “party” will refer to either the Company or the Reinsurer as appropriate.

2.	The terms used in this Article are defined by reference to Regulation 1.848-2 in effect December 1992.

3.
The party with the net positive consideration for this Agreement for each taxable year will capitalize specified policy acquisition expenses with respect to this Agreement without regard to the general deductions limitation of Section 848(c)(1) of the Code.

4.	Both parties agree to exchange information pertaining to the amount of net consideration under this Agreement each year to ensure consistency or as otherwise required by the Internal Revenue Service.

5.
The Reinsurer will submit a schedule to the Company by April 1, of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations will be accompanied by a statement stating that the Reinsurer will report such net consideration in its tax return for the preceding calendar year.

6.
The Company may contest such calculation by providing an alternative calculation to the Reinsurer by May 1 of the year following the end of the taxable year. If the Company does not notify the Reinsurer by May 1, the net considerations reported in the respective tax returns will be the value as defined in item 5 above.

7.
If the Company contests the Reinsurer calculation of the net consideration, the parties will act in good faith to reach an agreement on the correct amount within thirty (30) days of the date the Company submits its alternative calculation. If the Company and the Reinsurer reach agreement on an amount of the net consideration, each party shall report such amount in their respective tax returns for the previous calendar year.

ARTICLE XXXV
PROGRAM OF INTERNAL REPLACEMENT

Should the Company, its affiliates, successors or assigns, initiate a Program of Internal Replacement, as defined below, that would include any of the Reinsured Policies hereunder, the Company will immediately notify the Reinsurer. For each Reinsured Policy hereunder that has been replaced under a Program of Internal Replacement, the Reinsurer shall have the option, at its sole discretion, of either treating the Reinsured Policies as recaptured or continuing reinsurance on the new policy under this Agreement.

The term “Program of Internal Replacement” shall mean any program offered to a class of policy owners in which a policy is exchanged for another policy, not reinsured under this Agreement, which is written by the Company, its affiliates, successors or assigns. For purposes of this paragraph, a Program of Internal Replacement includes new policies made or issued either:

(a)	in compliance with the terms of the original policy or

(b)
without the same new underwriting information that the Company would obtain in the absence of the original policy, without a suicide exclusion period or contestable period of equal duration as those contained in new issues by the Company, or without the payment of the same commissions in the first policy year that the Company would have paid in the absence of the original policy.

ARTICLE XXXVI
REINSURANCE

Subsequent to the Inception Date, the Company shall not change, alter or amend any reinsurance arrangements that were in place on the Inception Date with respect to the Reinsured Policies without the prior written consent of the Reinsurer provided, however that the Company shall be permitted to make such changes or amendments which would not increase the financial exposure or liability of the Reinsurer under this Agreement, without obtaining the prior written consent of the Reinsurer.

Notwithstanding the foregoing, subsequent to the Inception Date, the Company shall not enter into any reinsurance arrangements or commute any reinsurance arrangements that were in place on the Inception Date with respect to the Reinsured Policies without the prior written consent of the Reinsurer.

ARTICLE XXXVII
WAR EXCLUSION

No liability shall attach hereto in respect of any Ultimate Net Loss which is occasioned by war, invasion, hostilities, acts of foreign enemies, civil war, rebellion, insurrection, military or usurped power, or martial law or confiscation by order of any government or public authority. Nevertheless, this Article shall not be construed to apply to Ultimate Net Loss occasioned by riots, strikes, civil commotion, vandalism, malicious damage, including acts committed by agents of any government, party or faction engaged in war, hostilities or other warlike operation, provided such agents are acting secretly and not in connection with any operations of military or naval armed forces.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed, in duplicate,

Executed this 30th day of December, 1997

The Mutual Life Insurance Company of New York

By:	/S/ PHILLIP A. EISENBERG
Name: Phillip A. Eisenberg Title: Senior Vice President & Chief Actuary

Executed this 30th day of December, 1997

Centre Life Reinsurance Limited

By:	/S/ JUDITH KING
Name: Judith King Title: Senior Vice President

SCHEDULE A
DESCRIPTION OF REINSURED POLICIES

The Mutual Life Insurance Company of New York
Individual Disability Income Forms
In Force on 1/1/97

Series	Policy Form #	Description

1952	AS 852 1358	Guaranteed Renewable Accident
	1452 1558	Expense
1652 1852
952 1052
1252 1352
1752 1458

1952	AS 352 752	Guaranteed Renewable
	652 452 552	Disability Expense

1956	AS 156 960	Non-Can D.I.
856 1460
256 1060
356 1160
456 1260
556 1360
656 756

1956	AS 1560 1756	Guaranteed Renewable D.I.
1760 2056
1660 1856
1956

1961	HI 461 164	Non-Can D.I.
961 664
561 264
661 364
761 464
861 564
1361

1961	HI 1061 1161	Guaranteed Renewable
	1261	Executive Travel Accident

Series	Policy Form #	Description

1962	HI 764 864	Non-Can Overhead Expense
964 1461
1561 1661

1966	HI 166 969	Non-Can D.I.
666 1469
266 1069
366 1169
466 1269
566 1369

1966	HI 766 866	Non-Can Overhead Expense
966 1569
1669 1769

1968	HI 168 268	Non-Can D.I.
	368 1869	(Mortgage Protection)
1969 2069

1971	HI 170 470	Non-Can D.I.
570 670
270 370
870

1971	HI 1370 1470	Non-Can Overhead Expense
1570

1971	HI 770 970	Non-Can D.I.
	1670	(A & B Occ Classes)

1973	HI 173 1173	Non-Can D.I.
273 1073
373 473
573 673
773 873
973

1976	HI 376 476 776	Non-Can Buy-Out
576 676 876
2276 2576 2676

1976	HI 175 275	Non-Can D.I.
375 475 575

Series	Policy Form #	Description

1978	HI 178 1978	Non-Can D.I.
578 2378
1678

1978	HI 278 1778	Non-Can D.I.
2478

1978	HI 378 478	Non-Can Overhead Expense
1878 2078
2578 2178

1980	HI 280 2480	Non-Can D.I.
380 2580
1780 2680

1983	HI 183 483	Non-Can D.I. (Level Premium)

1983	HI 283 583	Non-Can D.I. (Step Rate)

1983	HI 383 683	Non-Can D.I.(SIS)

1985	HI 185 285	Non-Can Overhead Expense
385 485
585

1986	HI 586	Non-Can D.I.
(3-Yr. Mod. Premium)

1986	HI 686	Non-Can D.I. w/RIL
(3-Yr. Mod. Premium)

1986	HI 786	Non-Can D.I. (SIS)

1986	HI 886	Non-Can D.I. (SIS w/RIL)

1986	HI 986	Non-Can D.I. (Step Rate)

1986	HI 1086	Non-Can D.I. w/RIL (Step Rate)

Series	Policy Form #	Description

1987	HI 186 187 286	Disability Buy Sell
386 486

	HI 187	New York Buy Sell
(YRT)

1987	HI 287	Non-Can Senior Age D.I.

1988	HI 387	Non-Can Overhead Expense

1988	HI 487	Non-Can Overhead Expense w/REL

1990	HI 190	Non-Can D.I.
(Professional Choice)

	HI 193 (NY Form)	Identical to ’90 Series Form;
effective 3/1/93;
(due to change in rate structure)

1990	HI 290	Non-Can D.I. w/RIL
(Professional Choice)

	HI 293 (NY Form)	Identical to ’90 Series Form;
effective 3/1/93;
(due to change in rate structure)

1990	HI 390	Non-Can D.I.
(Business Capitalizer)

	HI 393 (NY Form)	Identical to ’90 Series Form;
effective 3/1/93;
(due to change in rate structure)

1990	HI 490	Non-Can D.I. (SIS)
(American Classic)

	HI 493 (NY Form)	Identical to ’90 Series Form;
effective 3/1/93;
(due to change in rate structure)

1992	HI 192	Non-Can Overhead Expense

1992	HI 292	Non-Can Overhead Expense w/REL

Series	Policy Form #	Description

1992	HI 392	Non-Can Buy-Sell
	HI 392-NY	(New York version = YRT)

1993	FI 193 (NY Form)	Non-Can Franchise D.I.
(Professional Choice)

1993	FI 293 (NY Form)	Non-Can Franchise D.I. w/RIL
(Professional Choice)

1993	FI 393 (NY Form)	Non-Can Franchise D.I.
(Business Capitalizer)

1993	FI 192 (NY Form)	Non-Can Franchise Overhead
Expense

1993	FI 292 (NY Form)	Non-Can Franchise Overhead
Expense w/REL

1995	HI 195	Non-Can D.I.
(Professional Choice)

1995	HI 295	Non-Can D.I. w/RIL
(Professional Choice)

1995	HI 395	Guaranteed Renewable D.I.
(Business Capitalizer)

1995	HI 495	Guaranteed Renewable D.I. (SIS)
(American Classic)

1995	FA 195	Non-Can Assoc. Franchise D.I.
(Professional Choice)

1995	FA 295	Non-Can Assoc. Franchise D.I.w/RIL
(Professional Choice)

1995	FE 195	Non-Can Employer-Sponsored Franchise D.I.
(Professional Choice)

Series	Policy Form #	Description

1995	FA 395	Guaranteed Renewable Assoc. Franchise D.I.
(Business Capitalizer)

1995	FE 395	Guaranteed Renewable Employer-
Sponsored Franchise D.I.
(Business Capitalizer)

SCHEDULE B
PREMIUM EXPENSE RATIO

Year	% Direct Renewal % Premium	1st Year Commission

1998	12.8%	213.9%
1999	11.9%	213.9%
2000	10.7%	213.9%
2001	10.1%	213.9%
2002	9.4%	213.9%
2003	8.9%	213.9%
2004	8.4%	213.9%
2005	7.7%	213.9%
2006	7.2%	213.9%
2007	6.8%	213.9%
2008	6.4%	213.9%
2009	6.4%	213.9%
2010	6.4%	213.9%
2011	6.4%	213.9%
2012	6.4%	213.9%
2013	6.4%	213.9%
2014	6.4%	213.9%
2015	6.3%	213.9%
2016	6.3%	213.9%
2017	6.3%	213.9%
2018	6.3%	213.9%
2019	6.3%	213.9%
2020	6.3%	213.9%
2021	6.3%	213.9%
2022	6.2%	213.9%
2023	6.2%	213.9%
2024	6.2%	213.9%
2025	6.2%	213.9%
2026 and thereafter	6.1%	213.9%

SCHEDULE C
LETTER OF CREDIT REQUIREMENTS

(a)  If a Letter of Credit is obtained in conjunction with the Agreement then:

(1)  the Reinsurer shall be the applicant for and provide the letters of credit to the Company to cover all or part of the liabilities ceded under this Agreement;

(2)  the Reinsurer and the Company agree that the letters of credit provided by the Reinsurer pursuant to the provisions of the Agreement may be drawn upon at any time, notwithstanding any other provisions in the Agreement, and be utilized by the Company or any successor by operation of law of the Company including, without limitation, any liquidator, rehabilitator, receiver or conservator of such insurer for the following purposes:

(i)  to reimburse the Company for the Reinsurer’s share of premiums returned to the owners of the Reinsured Policies on account of cancellations of such Reinsured Policies;

(ii)  to reimburse the Company for the Reinsurer’s share of surrenders and benefits or losses paid by the Company under the terms and provision of the Reinsured Policies;

(iii)  to fund an account with the Company in an amount at least equal to the deduction, for reinsurance ceded, from the Company’s liabilities for Reinsured Policies ceded under the Agreement. Such amount shall include, but not be limited to, amounts for policy reserves, reserves for claims and losses incurred (including losses incurred but not reported), loss adjustment expenses, and unearned premiums; and

(iv)  to pay any other amounts the Company claims are due under the Agreement:

All of the foregoing should be applied without diminution because of insolvency on the part of the Company or the Reinsurer.

(b)  Nothing contained in subdivision (a) above shall preclude the Company and the Reinsurer from providing for:

(1)  an interest payment, at a rate not in excess of the prime rate of interest, on the amounts held pursuant to subparagraph (a)(2)(iii) above; and/or

(2)  the return of any amounts drawn on the letters of credit in excess of the actual amounts required for subparagraphs (a)(2)(i), (ii) and (iii) above or, in the case of subparagraph (a)(2)(iv) above, any amounts that are subsequently determined not to be due.

SCHEDULE D
TRUST REQUIREMENTS

If a trust agreement is entered into and a trust account is established in conjunction with the Agreement then:

(1)  the Reinsurer shall enter into such trust agreement and establish a trust account for the benefit of the Company to cover all or part of the liabilities ceded under this Agreement.

(2)  the Reinsurer and the Company agree that assets deposited in the trust account shall be valued according to their current fair market value, and shall consist only of cash (United States legal tender), certificates of deposit (issued by a United States bank and payable in United States legal tender), and investments of the types specified in paragraphs (1), (2), (3), (8) and (10) of subsection (a) of section 1404 of the New York Insurance Law, provided that such investments are issued by an institution that is not the parent, subsidiary, or affiliate of either the grantor or the beneficiary;

(3)  prior to depositing assets with the trustee, the Reinsurer shall be required to execute assignments, endorsements in blank, or transfer legal title to the trustee of all shares, obligations or any other assets requiring assignments, in order that the Company, or the trustee upon the direction of the Company may whenever necessary negotiate any such assets without consent or signature from the Reinsurer or any other entity;

(4)  the Reinsurer and the Company agree that all settlements of account between the Company and the Reinsurer shall be made in cash or its equivalent; and

(5)  the Reinsurer and the Company agree that the assets in the trust account, established pursuant to the provisions of the Agreement, may be withdrawn by the Company at any time, notwithstanding any other provisions in the Agreement, and shall be utilized and applied by the Company or any successor by operation of law of the Company, including, without limitation, any liquidator, rehabilitator, receiver or conservator of such Company, without diminution because of insolvency on the part of the Company or the Reinsurer, only for the following purposes:

(i)  to reimburse the Company for the Reinsurer’s share of premiums returned to the owners of the Reinsured Policies on account of cancellations of such Reinsured Policies;

(ii)  to reimburse the Company for the Reinsurer’s share of surrenders and benefits or losses paid by the Company pursuant to the provisions of the Reinsured Policies;

(iii)  to fund an account with the Company in an amount at least equal to the deduction, for reinsurance ceded from the Company’s liabilities for Reinsured Policies ceded under the Agreement. Such account shall include, but not be limited to, amounts for policy reserves, reserves for claims and losses incurred (including losses incurred but not reported), loss adjustment expenses, and unearned premiums; and

(iv)  to pay any other amounts the Company claims are due under the Agreement.

SCHEDULE E
INDEX OF DEFINED TERMS

The definitions of the following terms can be found in the Articles indicated below.

1997 Reinsurer’s Margin	Article VIII
Administration Expense Allowance	Article VII
Agreement Expense Reserves	Article VIII
Agreement Loss Reserves	Article VIII
Average Agreement Expense Reserves	Article VIII
Average Agreement Loss Reserves	Article VIII
Cancellation Date	Article XI
Company’s Share of the Profit Amount	Article X
Discount Rate	Article VI
Eligible Profit Amount	Article X
Inception Date	Article III
In Force Date	Article I
Initial Expense Allowance	Article VI
Initial Premium	Article VI
Late Fee	Article XVIII
Market Value Rate	Article VI
Net Premiums	Article VI
Net Subject Premiums	Article VI
Policy/Policies	Article I
Premium Related Expense Allowance	Article VII
Profit Account	Article X
Profit Amount	Article X
Profit Share Amount	Article X
Profit Share Date	Article X
Program of Internal Replacement	Article XXXV
Reinsurance Premiums	Article VI
Reinsured Policies	Article I
Reinsurer’s Initial Margin	Article VIII
Reinsurer’s Renewal Margin	Article VIII
Renewal Expense Allowances	Article VII
Third Party Administrator	Article XIV
Ultimate Net Loss	Article IV